Filing under Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12 of

the Securities Exchange Act of 1934

Filed by: Pershing Square Capital Management, L.P.

Subject Company: Valeant Pharmaceuticals International, Inc.

SEC File No. of Valeant Pharmaceuticals International, Inc.: 001-14956

Advancing Allergan Webcast Please return July 17, 2014 8:30 Am EST Questions@advancingallergan.com AGN Webcast Event starts Thu Jul, 17 2014 8:30 AM EDT PERSING SQUARE